GEBE Environmental Technology Limited

5000 Ang Mo Kio Avenue 5, #02-04, Techplace II,

Singapore 569870

September 18, 2026

VIA EDGAR – FORM RW

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Juan Grana
Conlon Danberg

Re:	GEBE Environmental Technology Limited
Rule 477 Application for Withdrawal
Registration Statement on Form F-1
Filed on June 13, 2025
File No. 333-288017

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”), GEBE Environmental Technology Limited (the “Company”) respectfully requests the immediate withdrawal of its Registration Statement on Form F-1 (File No. 333-288017) initially filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 13, 2025, together with all exhibits and amendments thereto (the “Registration Statement”), with such application to be approved effective as of the date hereof or at the earliest practical date thereafter. The Company is withdrawing the Registration Statement because it no longer plans to consummate the offering described in the Registration Statement. The Registration Statement was not declared effective by the Commission and the undersigned represents that no securities were sold in connection with the Registration Statement.

If you have any questions regarding the foregoing, please contact Ying Li, Esq. of Hunter Taubman Fischer & Li LLC, at 212-530-2206.

Very truly yours,

GEBE Environmental Technology Limited

By:	/s/ Gek Hong Toh
Gek Hong Toh
Chief Executive Officer and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC